SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Buddha Steel, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

118849108

(CUSIP Number)

Crowning Elite Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands[Missing Graphic Reference]
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 118849108
1	Name of Reporting Person

Crowning Elite Limited
2	Check the Appropriate Box if Member of a Group
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

British Virgin Islands
	7	Sole Voting Power

		6,560,950
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,560,950
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,560,950
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

65.6% (1)
14	Type of Reporting Person

CO

(1) Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 118849108
1	Name of Reporting Person

Hongzhong Li
2	Check the Appropriate Box if Member of a Group
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

People’s Republic of China
	7	Sole Voting Power

		6,560,950 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,560,950 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,560,950 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

65.6% (2)
14	Type of Reporting Person

IN

(1) Represents 6,560,950 shares held by Crowning Elite Limited, a British Virgin Islands company, which is controlled by Mr. Li, its Director.

(2) Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Buddha Steel, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is Dachang Hui Autonomous County Industrial Park, Hebei, 065300 People’s Republic of China.

Item 2.  Identity & Background

(a)
The persons filing this Statement are Mr. Hongzhong Li, a natural person, and Crowning Elite Limited, a British Virgin Islands limited company (“Crowning,” and together with Mr. Li, the “Reporting Persons”).

(b)
The business address of Mr. Li is Dachang Hui Autonomous County Industrial Park, Hebei, 065300 People’s Republic of China, and Crowning’s principal office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)
The principal occupation of Mr. Li is serving as the Chief Executive Officer and Director of the Company.  Crowning is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Company. Crowning is controlled by Mr. Li.

(d)	During the past five years, Mr. Li has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Li is a citizen of the People’s Republic of China.

Item 3.      Source and Amount of Funds or Other Consideration.

Crowning received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated April 28, 2010, by and between the Company, Gold Promise Group (Hong Kong) Co., Limited, (“Gold Promise”) the shareholders of Gold Promise, Joseph C. Passalaqua, Carl E. Worboys and Dachang Hui Autonomous County Baosheng Steel Products  Co., Ltd. (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Gold Promise held by Crowning was exchanged for 6,644 shares of the Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) of the Company. These 6,644 shares of the Company’s Series A Preferred Stock held by Crowning were subsequently converted into 6,560,950 shares of the Company’s Common Stock on June 11, 2010.

Mr. Li is the Director of Crowning and may be deemed to be the beneficial owner of the shares held by Crowning.

Item 4.      Purpose of Transaction.

The Reporting Persons acquired the Company’s common stock pursuant tot the Share Exchange Agreement as described in Item 3 above.  In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which are more fully described in the current report on Form 8-K filed by the Company on April 30, 2010 (the “Form 8-K”).

Item 5.      Interest in Securities of the Company.

(a)
For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Li beneficially owns and controls the 6,560,950 shares of the Issuer’s Common Stock held by Crowning, representing 65.6% of the outstanding shares of the Company’s Common Stock (based on 10,000,000 shares of Common Stock outstanding as of June 11, 2010). Mr. Li owns and controls the shares held by Crowning because he is Crowning’s Director.

(b)
Mr. Li has sole voting and dispositive power over the 6,560,950 shares of the Issuer’s Common Stock that are directly and beneficially owned by Crowning. Mr. Li does not own any other securities of the Issuer.

(c)	Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated April 28, 2010, by and among the Company, Gold Promise Group (Hong Kong) Co., Limited, (“Gold Promise”) the shareholders of Gold Promise, Joseph C. Passalaqua, Carl E. Worboys and Dachang Hui Autonomous County Baosheng Steel Products  Co., Ltd., (attached as an exhibit to the Company’s current report on Form 8-K filed on April 30, 2010).

Exhibit 2	Joint Filing Agreement between Mr. Hongzhong Li and Crowning Elite Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June  21, 2010

Crowning Elite Limited

By:	/s/ Hongzhong Li
Name: Hongzhong Li
Title: Director

/s/ Hongzhong Li
Hongzhong Li